UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of March 2018

Commission File Number 001-34919

SUMITOMO MITSUI FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-0005, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:	Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):	☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

	Yes ☐	No ☒

*If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):	82-

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE INTO THE PROSPECTUS FORMING A PART OF SUMITOMO MITSUI FINANCIAL GROUP, INC.’S REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-209069) AND TO BE A PART OF SUCH PROSPECTUS FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sumitomo Mitsui Financial Group, Inc.

By:	/s/ Takeshi Mikami
	Name:	Takeshi Mikami
	Title:	Executive Officer & General Manager, Financial Accounting Dept.

Date:    March 30, 2018

March 30, 2018

Sumitomo Mitsui Financial Group

(Disclosure Update) Notice Regarding Change of Consolidated Subsidiaries

Sumitomo Mitsui Financial Group, Inc. (“SMFG”, Head Office: Chiyoda-ku, Tokyo; President and Group CEO: Takeshi Kunibe) previously announced the changes in SMFG’s consolidated subsidiaries in the press release “Notice Regarding Change of Consolidated Subsidiaries” dated November 6, 2017. Today, SMFG and Sumitomo Mitsui Finance and Leasing Company, Limited (“SMFL”, Head Office: Chiyoda-ku, Tokyo; President: Masaki Tachibana) signed a share buy-back agreement, as part of the reorganization of joint leasing partnership with Sumitomo Corporation. The transfer price, which was undetermined at the time of the previous press release, is being disclosed as shown below.

Please refer to today’s press release titled “Reorganization of the Joint Leasing Partnership of Sumitomo Mitsui Financial Group, Inc. and Sumitomo Corporation” for details.

1.	Transfer Price

JPY 171.4 billion

øThe above transfer price may be revised at a later date due to changes in factors such as SMFL’s financial data.

2.	Schedule

(1) Signing of the basic agreement	November 6, 2017
(2) Signing of the share buy-back agreement	March 30, 2018
(3) Share transfer date	Late November 2018 (tentative)

øThe above schedule is subject to change based on the progress made in regards to the filing of required notifications with and obtaining approval from the relevant regulatory authorities and the anti-trust authorities of the countries concerned, any other necessary preparations, or any other reasons.

3.	Future Outlook

SMFG is currently in the process of determining the impact to its consolidated business results and will make any necessary disclosures, if material matters which require disclosure arise.

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